

Mail Stop 4631

October 22, 2009

Via U.S. mail and facsimile

Mr. Paul K. Kelly
Chief Executive Officer
China Holdings Acquisition Corp.
1000 N. West Street, Suite 1200
Wilmington, DE 19801

>   **RE: China Ceramics Co., Ltd.**
>   **Amendment No. 1 to Registration Statement on Form F-4**
>   **Filed October 6, 2009**
>   **File No. 333-161557**

Dear Mr. Kelly:

We have reviewed your filing and have the following comments.

General

1. We note your response to comment 2 in our letter dated September 22, 2009. Please address the following regarding your qualifications as a foreign private issuer:

   - It appears from your response that the majority of China Ceramics' executive officers or directors were United States citizens or residents within 30 days prior to filing the initial registration statement. Please expand your analysis to address the requirement set forth in subparagraph (2) of the "foreign private issuer" definition in Rule 405 of Regulation C.

   - Discuss your basis for concluding that your business activity of "engaging in this transaction" is being principally administered overseas.

2. We note that you have not filed the preliminary form of proxy or the opinion of Harney Westwood & Riegels. Please note that we may have comments on these exhibits after they are filed.

3. We reissue comment 5 in our letter dated September 22, 2009. Please update as of the most recent practicable date all information provided in your prospectus.

For example, update the June 30, 2009 dates under "Q: What vote is required to approve the Proposals?" and "Q: Do I have conversion rights in connection with the Business Combination?" on page 3.

4. To avoid investor confusion, please revise your disclosure throughout your filing to ensure you use terms consistently. For example, it appears that you interchangeably use the term "Seller" and the name "Mr. Wong Kung Tok" as well as the terms "conversion rights" and "redemption rights."

<u>Letter to Stockholders and Warrantholders/Prospectus Cover Page</u>

5. We note your response to comment 9 in our letter dated September 22, 2009; however, the cover page is still dense and not in plain English. Please revise the first paragraph of the cover page to simplify your explanation of the steps of the transaction, which may be detailed later in the summary. Also remove all information that is not required by Item 501 of Regulation S-K and that is not essential to a basic understanding of the proposed redomestication, business combination, and the material changes to your charter.

6. We note your response to comment 11 in our letter dated September 22, 2009. Please disclose in the heading the amount of all of the securities being offered, including the underlying securities.

7. We note your reference in the first paragraph to "the shareholder of Success Winner and the other entities listed on Schedule 3.2 of the Acquisition Agreement as the post-business combination shareholders." Please include Schedule 3.2 of the Acquisition Agreement in the filing, since it appears to be material.

8. In the last sentence of the first paragraph you state that CHAC will be "reorganized" into a British Virgin Islands company by CHAC merging with China Ceramics "immediately <u>prior to</u> the consummation of the Business Combination." On page 6, you state that "<u>following</u> consummation of the business combination," CHAC will be "reorganized" into a British Virgin Islands company, or China Ceramics. Please clarify the following throughout the filing as applicable:

- Reconcile your disclosure to indicate whether the redomestication will occur before or after the business combination.

- Your disclosure that CHAC will be "reorganized" implies that CHAC will survive the redomestication in some form. Please revise this term or explain how CHAC will fit into the organization structure of China Ceramics following the redomestication.

- Your disclosure throughout the filing implies that CHAC will take actions following the redomestication. For example, you state in the first paragraph that "issuance of shares of CHAC to the post-business combination shareholders is being consummated on a private placement basis…."

   - Clarify whether CHAC will survive or its shares will still be outstanding after the redomestication.

   - Clarify whether this transaction will occur before or after the redomestication.

   - Ensure throughout the filing that references to any actions taken after the redomestication correctly refer to CHAC or China Ceramics.

9. We note your response to comment 13 in our letter dated September 22, 2009. You discussed your board's recommendations on pages 64 and 71 without also indicating that your board members have additional or conflicting interests compared to those of CHAC shareholders and without providing the cross-reference to the more detailed discussion regarding those interests. Please revise accordingly.

China Ceramics Co., Ltd. [Table of Contents], page i

10. Please expand your table of contents to include every cross-referenced section in your filing. For example, in the first paragraph on page 10 you refer to the section entitled "Directors and Executive Officers after the Business Combination," but you have not listed this section in your table of contents or provided a corresponding page reference.

Questions and Answers About the CHAC Special Meeting, page 2

Q: What is the purpose of this document?, page 2

11. Please include the Authorized Capital Proposal in the last sentence.

Q: What vote is required to approve the Proposals?, page 2

12. You state in the first paragraph that abstentions and broker non-votes will have the same effect as a vote against the approval of the Business Combination Proposal, yet in the last sentence of the same paragraph you state that abstaining from voting and failing to instruct your bank, brokerage firm or nominee to vote your shares will have . . . no effect on the Business Combination Proposal. Please clarify.

13. Please reconcile your disclosure in this section with the discussion under "Q: What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?" on page 3.

14. We note your response to comment 20 in our letter dated September 22, 2009. Please also disclose the number of shares that your initial stockholders and other affiliates have agreed to vote in favor of the Authorized Capital Proposal.

Q: Do I have conversion rights in connection with the Business Combination?, page 3

15. Please clarify whether voting on the Authorized Capital will have any effect on the conversion rights.

Q: May I seek statutory appraisal rights or dissenter rights…?, page 4

16. We note your response to comment 22 in our letter dated September 22, 2009. Please clarify whether appraisal rights are only available in connection with the Redomestication Proposal.

Q: What happens to the funds deposited in the Trust Account…?, page 5

17. Please describe the expenses comprising the $1,775,000 amount.

18. We note your response to comment 23 in our letter dated September 22, 2009. Please provide a cross-reference to a more detailed discussion of the Gaoan manufacturing facility and the note that a portion of the trust proceeds will be used to repay.

Summary, page 6

19. We note your disclosure on page 132 that "Aquila Capital Partners (Asia) Limited…will be paid financial advisory cash fee of $1.5 million plus equity fee of 5% of shares outstanding after the Business Combination" and that "Success Winner and Hengda will be responsible for paying the cash portion of the fee owed to Aquila Capital out of Success Winner's assets." Please discuss the terms of this arrangement with Aquila Capital in your sections entitled "Summary" and "Business Combination Proposal." Please also disclose whether the transfer of equity shares to Aquila will be registered under the Securities Act and, if not, indicate the exemption from such registration and briefly state the facts relied upon to make the exemption available.

Redomestication, Business Combination and the Acquisition Agreement, page 7

20. Please clarify that China Ceramics is currently a shell company created for purposes of the business combination and name its current officers and directors.

21. We note your response to comment 33 in our letter dated September 22, 2009. Please disclose whether you have any present plans to issue any of the remaining 14.5 million authorized, unissued ordinary shares remaining after consummation of the proposed business combination. If so, provide a materially complete description of these plans. Also clarify whether the increase in authorized shares is related to the business combination or was a separate decision by the board. Please make conforming changes to your disclosure on page 71 as well.

22. In the third paragraph on page 8, please disclose the percentages beneficially held by CHAC's current public shareholders, its current directors, officers and affiliates, and the Seller, assuming maximum conversion of the shares into cash.

23. We note your response to comment 34 in our letter dated September 22, 2009, and your statement on page 9 that the "structure of a BVI holding company, a Hong Kong intermediate holding company and a Chinese [wholly foreign-owned enterprise] is typical for international businesses in China." Please explain why you determined the multi-level subsidiary structure typically used by international businesses in China was suitable your company. In addition, discuss the business purpose of Stand Best. For example, please describe any tax or regulatory reasons for this structure.

The Acquisition Agreement, page 10

24. We note your response to comment 26 in our letter dated September 22, 2009. Please include a cross-reference to the more detailed discussion of the earnings and stock price thresholds relating to the Contingent Shares and closing condition relating to the Gaoan production facility.

25. We note your response to comment 27 in our letter dated September 22, 2009. As previously requested, please file or incorporate by reference the material agreements related to the business combination.

Lock-Up Agreements, page 11

26. We note your disclosure that "each other person receiving China Ceramics ordinary shares as contemplated by the Acquisition Agreement will enter into a Lock-Up Agreement…." Please identify these other persons.

Material Differences Between Stockholder Rights, page 13

27. Please include the Authorized Capital Proposal in your discussion and the table.

28. Please clarify in the last sentence of the first paragraph that all material differences are described.

29. We note your responses to comments 29 and 60 in our letter dated September 22, 2009. Please clearly describe in the last column of the table in this section if the material rights of the shareholders have changed. If the rights of the shareholders do not vary any further from those provided under Delaware law beyond that which you have already discussed, state so. In addition, please explain your use of the term "N/A" as it relates to "Alternate Directors" and to "Sale of Assets." Please make conforming changes to the disclosure on pages 67-68 as well.

30. We note that China Ceramics Article of Association permit shareholders to remove a sitting director without cause upon a majority vote of the shareholders. Please clarify whether directors can also effect such a removal.

Appraisal Rights, page 14

31. Please reconcile your disclosure in this section and on page 4, and clarify whether CHAC stockholders must provide a written demand for appraisal prior to voting against the Redomestication Proposal. Also clarify whether "the taking of the vote on the Redomestication Proposal" referred to on page 4 applies to the investor vote or the vote taking place at the special meeting.

Certain U.S. Federal Income Tax Consequences, page 15

32. Please replace the word "certain" with "material" in this heading

33. We note your response to comment 25 in our letter dated September 22, 2009; however, your disclosure is still unclear. Please revise as follows:

- It appears from your disclosure on page 140 that there is no uncertainty relating to the material tax consequences of the Business Combination to investors. Therefore, change the term "should" to "will" throughout the filing where you discuss these tax consequences.

- Since you disclose on page 140 that there is some doubt relating to the material tax consequences of the Redomestication to investors, briefly disclose the risk that this event may be taxable to investors and provide a cross reference to the applicable Risk Factors.

- Disclose that you have received a tax opinion and identify counsel.

34. Please disclose whether investors will be subject to foreign income tax as the result of their residence or status as an investor and identify any tax treaties between the United States and the PRC.

Anticipated Accounting Treatment, page 15

35. Given that it does not appear that the transaction between China Acquisition Holdings Corp. and Success Winner meets the definition of business combination as stated in paragraph 3(e) of SFAS 141(R), please consider revising your description of this transaction throughout the filing to no longer refer to it as a business combination.

Success Winner Summary Financial Information, page 16

36. We note your response to comment 40 in our letter dated September 22, 2009. Please also provide the summary balance sheet data for the five most recent financial years. Please do the same on page 72.

Selected Unaudited Pro Forma Consolidated Financial Information, page 18

37. We have read your response to comment 42 from our letter dated September 22, 2009. You now indicate that the escrowed shares will be recorded as an adjustment to the accounting acquiree's basis in the reverse recapitalization at fair value. Please disclose your basis for recording these as an adjustment to the accounting acquiree's basis in the reverse recapitalization at fair value.

Comparative Per Share Information, page 20

38. We have read your response to comment 44 from our letter dated September 22, 2009. In accordance with Item 3(f) of Part I.A of the Form F-4, please address the following:

- Please present the historical book value per share for Success Winner Limited. Otherwise, please disclose why you have not included this amount as required;

- Please clearly indicate which amounts represent the equivalent pro forma per share amounts. We remind you that you should present equivalent pro forma book value per share, equivalent pro forma cash dividends per share, and equivalent pro forma income (loss) per share from continuing operations for Success Winner; and

- Please clearly disclose how you are calculating the equivalent pro forma per share amounts, including the exchange ratios used.

Risk Factors, page 23

Introduction of new laws or changes to existing laws by the PRC government…, page 28

39. We note your disclosure that Hills & Co. has opined that the PRC merger rules do not apply to the business combination. Please provide the written consent of Hills & Co. pursuant to Rule 436 of Regulation C.

There will be a substantial number of China Ceramics' ordinary shares available . . ., page 33

40. We note your response to comment 47 in our letter dated September 22, 2009; however, your disclosure still does not clearly identify these post-business combination shareholders. Please revise here and throughout the filing as applicable.

There is a risk that China Ceramics will be classified as a passive . . ., page 35

41. We note your response to comment 49 in our letter dated September 22, 2009; however, you must describe all material tax consequences to investors. Therefore, please briefly describe in plain English how U.S. Holders may be subject to increased U.S. federal income tax liability. For example, describe the situations when this liability would apply (e.g. if the company distributes dividends, etc.). We do not object to your cross reference to a more detailed discussion.

The tax opinion provided to China Ceramics does not provide a "will" level . . ., page 35

42. Based on your disclosure on page 140, please revise this risk factor to indicate that the uncertainty in the tax opinion only relates to the redomestication.

43. Please revise the language indicating that the tax disclosure is a "general discussion and does not address all tax issues that may be relevant," since you are required to describe all material tax consequences to investors.

Special Meeting of CHAC Stockholders, page 39

Conversion Rights, page 42

44. We note your response to comment 35 in our letter dated September 22, 2009. Please simplify your discussion to avoid confusion, such as including a step-by-step bullet point list that shareholders can follow.

45. We note your response to comment 36 in our letter dated September 22, 2009. Please clarify wherever you discuss the process for perfecting and exercising conversion rights whether the CHAC shareholders must tender their shares "by the day prior to the special meeting," as you state on 43, or simply "prior to the special meeting," as you state on page 42 and elsewhere.

The Business Combination Proposal, page 45

Business Combination with Success Winner; Business Combination…, page 45

46. We note that earn-out shares will be released from escrow if certain earnings thresholds are met. In this section, please disclose these thresholds or provide a cross-reference to a discussion thereof.

Hengda's Projections, page 50

47. Please describe the material assumptions used to calculate the projections. Disclose whether the consummation of the acquisition was assumed in calculating the projections. Please also clarify whether Hengda's management prepared the projections.

Valuation Metrics and Negotiations with Hengda, page 51

48. We note your response to comment 53 in our letter dated September 22, 2009, and the list of valuation assumptions that were incorporated into your valuation model. Please quantify each assumption in your valuation model and disclose how you calculated projected fully diluted earnings per share for CHAC.

Public Company Analysis, page 53

49. Please provide us copies of the board books relating to the public company analysis. We may have further comments following our review.

50. We note your disclosure in the last sentence of the first paragraph that CHAC's management and board felt that a comparable public company analysis was the most relevant methodology to determine if the valuation of Hengda was fair to its shareholders. Please clarify why the board did not consider other analyses, such as discounted cash flow or comparable transaction analyses.

80% Test Analysis, page 56

51. We note your response to comment 57 in our letter dated September 22, 2009. Please expand and clarify your analysis in the second paragraph, including by quantifying amounts referred to. Also, the second sentence in this paragraph appears incomplete and requires further explanation.

Actions that May be Taken to Secure Approval of CHAC's Stockholders, page 57

52. Please clarify in the last two paragraphs on page 57 whether the company will also file and mail a proxy supplement to investors, in addition to filing a Form 8-K with respect to the actions discussed.

Interests of Certain Persons in the Business Combination, page 58

53. Please make conforming changes with your disclosure on page 12.

The Redomestication Proposal, page 64

General, page 64

54. We note your response to comment 58 in our letter dated September 22, 2009. Please elaborate on how the BVI Business Companies Act "allows for flexible and creative corporate structures for international businesses."

Differences in Stockholder Rights, page 67

55. We note your response to comment 62 in our letter dated September 22, 2009; however, your analysis does not address whether the affected provisions in question are material or whether state law or the company's charter or by-laws would require shareholder approval of the proposed changes if they were presented on their own. In particular, we note your conclusion that in some instances the new charter provisions "provide shareholders with greater rights than they would under applicable law" while in other circumstances they "do not modify BVI law" or "are consistent with Delaware law." Please provide us with an analysis that applies the "unbundling" guidelines from the September 2004 Interim Supplement to Publicly Available Telephone Interpretations to each material charter provision amendment, and provide us with a clear conclusion as

to whether each new provision should be separately approved by your shareholders in accordance with Rule 14a-4(a)(3) of the Exchange Act.

Unaudited Pro Forma Consolidated Financial Statements, page 73

56. We have read your response to comment 63 from our letter dated September 22, 2009. In a similar manner to your response, please expand your disclosures to further expand on how you determined that Success Winner will have effective control. Please disclose the voting interest that will be held in the combined company by each entity under each of the three scenarios that you have presented in the pro forma financial statements. Please also clarify why your response indicates that Success Winner Limited will have the right to appoint 60% of the members of the board of directors whereas your disclosures indicate that Success Winner Limited will have the right to appoint 40%. Please also address if there is the possibility of the shareholders of Success Winner not having effective control.

57. We have read your response to comment 69 from our letter dated September 22, 2009. Please address what consideration you gave to reflecting interest expense related to the note issued by the developer of the facility in the pro forma statements of operations.

Unaudited Pro Forma Condensed Combined Statement of Operations For the six months ended June 30, 2009, page 83

58. We have read your response to comment 73 from our letter dated September 22, 2009. Please confirm that your escrowed shares are the only potentially dilutive securities that were not included in the computation of pro forma diluted EPS. Otherwise, please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive for the periods presented.

Directors, Executive Officers, Executive Compensation…page 119

59. Please clarify which entity you are referring to when you use the word "our" on pages 119 and 125.

Security Ownership of the Combined Company After the Business Combination, page 132

60. We note your response to comment 81 in our letter dated September 22, 2009; however your disclosure is still unclear. Please discuss the material terms of the arrangements pursuant to which Huang Jia Dong and Wong Tsang Ying will acquire interests in post-business combination China Ceramics. Also clarify in the footnotes to the table, if true, that these individuals are affiliated with Aquila Capital.

Material U.S. Federal Income Tax Consequences, page 139

Tax Consequences of the Redomestication, page 140

61. We note your response to comment 86 in our letter dated September 22, 2009 and
your risk factor disclosure on page 36. Please clarify in this section why you are
unable to provide a firm conclusion with regard to the material tax consequences
to investors, explaining both the reason for, as well as the degree of, uncertainty.
In your discussion regarding why the redomestication may fail to qualify as a
reorganization, please also identify the applicable Internal Revenue Code
provision, regulation or revenue ruling and, if applicable, any recent tax code
changes or other factors which may affect the cited authority.

Financial Statements

General

62. We have read your response to comment 88 from our letter dated September 22,
2009. In a similar manner to your response, please disclose the reason(s) for the
omission of the registrant, China Ceramics Co. Ltd's financial statements.

CHINA HOLDINGS ACQUISITION CORP.

Financial Statements

Note 1 – Organization and Nature of Business Operations, page F-23

63. Please help us understand how you arrive at the amounts recorded as common
stock subject to possible redemption as of each balance sheet in accordance with
paragraph 15 of EITF D-98. In this regard, your disclosures state that public
stockholders that vote against such proposed business combination and exercise
their redemption rights are entitled to convert their shares into a pro-rata
distribution from the trust account. These disclosures indicate that the redemption
amount would change from period to period. Please advise and correspondingly
revise your disclosures to further clarify. Please also address your consideration
of the changes in the redemption amount in your determination of earnings per
share as well as your consideration of whether to use the two-class method of
calculating earnings per share pursuant to paragraph 19 of EITF D-98.

SUCCESS WINNER LIMITED

Report of Independent Registered Public Accounting Firm, page F-63

64. We note that your independent registered public accounting firm conducted its
audit in accordance with International Standards on Auditing. Please tell us how

you determined that it was appropriate to conduct the audit in accordance with International Standards on Auditing rather than in accordance with U.S. Generally Accepted Auditing Standards or the standards of the Public Company Accounting Oversight Board (United States) for purposes of including these financial statements in this registration statement.

Item 21. Exhibits and Financial Statement Schedules, page II-2

65. Please revise your exhibit index to indicate that the opinion of Loeb & Loeb LLP has been filed as exhibit 8.1, rather than exhibit 5.2.

Exhibit 8.1 – Opinion of Loeb & Loeb LLP

66. Revise the introductory paragraph to indicate the correct registration statement form as well as the registration number.

67. Please delete the assumption in the second paragraph on page 1 relating to the legal authority of all entities as too broad.

68. Please delete the assumption in the second paragraph on page 1 that "the Redomestication will be reported in a manner consistent with its treatment as a 'reorganization' within the meaning of [the IRC]," as it appears inappropriate.

69. Please delete the limitation in the second sentence of the first paragraph on page 2 as too broad.

70. Indicate in the last paragraph that counsel consents to the use of its name as special counsel under the applicable headings in the Summary, Risk Factors, Material U.S. Federal Income Tax Consequences, and Legal Matters.

71. The qualifying language in the last paragraph relating to experts is too broad; however, we would not object if counsel does not admit that it is an expert within the meaning of Section 7 of the Securities Act. Please revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Paul K. Kelly
China Ceramics Co., Ltd.
October 22, 2009
Page 14

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mitchell S. Nussbaum, Esq. (via facsimile)
        Loeb & Loeb LLP